SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended 16 October 2017

BP p.l.c.

(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the

Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of  1934.

Yes                            No        |X|

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BP Midstream Partners LP Launches Initial Public Offering

Houston, Texas, 16 October 2017 - BP Midstream Partners LP ("BP Midstream Partners" or the "Partnership"), a limited partnership formed by an indirect, wholly-owned subsidiary of BP p.l.c., announced today that it has commenced the initial public offering of 42,500,000 common units representing limited partner interests at an anticipated price of between $19.00 and $21.00 per common unit. The common units have been authorized for listing on the New York Stock Exchange under the ticker symbol "BPMP," subject to official notice of issuance. The underwriters of the offering will have a 30-day option to purchase up to an additional 6,375,000 common units from BP Midstream Partners.

The common units being offered represent an approximate 40.6 percent limited partner interest in BP Midstream Partners, or an approximate 46.7 percent limited partner interest if the underwriters exercise in full their option to purchase additional common units. BP p.l.c., through its indirect subsidiaries, will own the remaining limited partner interest in BP Midstream Partners, as well as its general partner and incentive distribution rights.

Citigroup is acting as sole structuring agent and joint book-running manager for the offering.  Goldman Sachs, Morgan Stanley, Barclays, Credit Suisse, J.P. Morgan and UBS Investment Bank are also acting as joint book-running managers. The offering is being made only by means of a prospectus. Once it becomes available, potential investors can obtain a prospectus that meets the requirements of Section 10 of the Securities Act of 1933 from:

Citigroup c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, New York 11717 Phone: 1-800- 831-9146	Goldman Sachs & Co. LLC Attention: Prospectus Department 200 West Street New York, NY 10282 Telephone: 1-866-471-2526 Email: prospectus-ny@ny.email.gs.com	Morgan Stanley c/o Prospectus Department 180 Varick Street, Second Floor New York, New York 10014
Barclays Capital Inc.c/o Broadridge Financial Solutions1155 Long Island AvenueEdgewood, New York 11717barclaysprospectus@broadridge.comToll-Free: (888) 603-5847	Credit SuisseAttention: Prospectus DepartmentOne Madison Avenue, Level 1BNew York, New York 10010 newyork.prospectus@credit-suisse.comToll-Free: (800) 221-1037	J.P. Morgan c/o Broadridge Financial Solutions1155 Long Island AvenueEdgewood, New York 11717Toll-Free: (866) 803-9204 prospectus-eq_fi@jpmchase.com
UBS Securities LLC 1285 Avenue of the Americas New York, NY 10019 Attn: Prospectus Dept. Phone: (888) 827-7275

When available, to obtain a copy of the prospectus free of charge, visit the SEC's website, www.sec.gov, and search under the registrant's name, "BP Midstream Partners."

A registration statement relating to the common units has been filed with the Securities and Exchange Commission but has not yet become effective. The common units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sales of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

BP Midstream Partners is a fee-based, growth-oriented master limited partnership recently formed by BP to own, operate, develop and acquire pipelines and other midstream assets. BP Midstream Partners' initial assets consist of interests in entities that own crude oil, natural gas, refined products and diluent pipelines serving as key infrastructure for BP and its affiliates and other customers to transport onshore and offshore production to key refining markets and trading and distribution hubs.

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Further Information

BP Press Office, US: +1 281-366-4463 uspress@bp.com

BP Press Office, London: +44 (0)207 496 4076, bppress@bp.com

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the federal securities laws.  Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words "believe," "expect," "anticipate," "intend," "estimate" and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict, and there can be no assurance that actual outcomes and results will not differ materially from those expected by our management. These forward-looking statements involve certain risks and uncertainties, including, among others, that our business plans may change as circumstances warrant, our common units may not begin trading on the New York Stock Exchange as expected and the offering may not close as expected.  For more information concerning factors that could cause actual results to differ materially from those conveyed in the forward-looking statements, please refer to the "Risk Factors" section of the prospectus included in the registration statement on Form S-1, in the form last filed with the SEC.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 16 October 2017

BP p.l.c.
(Registrant)

/s/ D.J. JACKSON
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D.J. JACKSON
Company Secretary